Exhibit 99.1

So-Young Reports Unaudited Second Quarter 2023 Financial Results

BEIJING, China, Aug. 21, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Total revenues were RMB412.1 million (US$56.8 million1), an increase of 33.3% from RMB309.1 million in the same period of 2022, exceeding the high end of guidance.

•	Net loss attributable to So-Young was RMB2.6 million (US$0.4 million), compared with net loss attributable to So-Young of RMB32.3 million in the second quarter of 2022.

•	Non-GAAP net income attributable to So-Young[2] was RMB15.5 million (US$2.1 million), compared with non-GAAP net loss attributable to So-Young of RMB22.7 million in the same period of 2022.

Second Quarter 2023 Operational Highlights

•	Average mobile MAUs were 3.0 million, compared with 3.5 million in the second quarter of 2022.

•	Number of medical service providers subscribing to information services on So-Young’s platform were 1,659, compared with 2,622 in the second quarter of 2022.

•	Total number of users purchasing were 161.0 thousand while the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB493.9 million.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “In the second quarter, we continued to achieve growth momentum with total revenues exceeding the upper range of our guidance, increasing 33.3% year-over-year to RMB412.1 million. This also set a new quarterly record high in revenue since the beginning of 2022, highlighting the success we have had in adapting and retooling ourselves with existing community e-commerce POP business growth and the development of new revenue streams along the industry value chain. Looking at our progress from this perspective, I believe our growth trajectory is only just beginning. As we drive our strategic transformation in the second half of 2023, we believe So-Young is well positioned to serve the interests of more users, professionals, and industry partners, underpinning our sustainable business development.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “Profitability improved significantly during the quarter. On a non-GAAP basis, we were profitable with net income of RMB15.5 million, compared to a loss of RMB22.7 million in the same period last year. Our existing POP businesses continue to see the pace of recovery pick up pace which puts us in a position to confidently allocate resources towards new high-quality growth ventures such as So-Young Prime and our supply chain business. We strongly believe these new ventures reflect the future of the industry and the tremendous opportunities its long-term growth with create. Our focus for the remainder of the year will be on accelerating our pursuit of new high-quality growth, refining operational strategies, enhancing customer acquisition channels, carefully managing costs, and consistently improving our financial performance.”

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.2513 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on June 30, 2023.

2 Non-GAAP net income/(loss) attributable to So-Young is defined as net income/(loss) attributable to So- Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2023 Financial Results

Revenues

Total revenues were RMB412.1 million (US$56.8 million), an increase of 33.3% from RMB309.1 million in the same period of 2022. The increase was primarily due to the increase in average revenue per paying medical service provider and other revenues generated by So-Young Prime.

•	Information services and other revenues were RMB298.9 million (US$41.2 million), an increase of 40.2% from RMB213.1 million in the same period of 2022. The increase was primarily due to an increase in average revenue per paying medical service provider and other revenues generated by So-Young Prime.

•	Reservation services revenues were RMB26.9 million (US$3.7 million), a decrease of 12.1% from RMB30.6 million in the same period of 2022. The decrease was primarily due to the operating strategy which gave higher subsidies to end users.

•	Sales of medical products and maintenance services[3] revenues were RMB86.3 million (US$11.9 million), an increase of 32.0% from RMB65.4 million in the same period of 2022, primarily due to an increase in sales of both equipment and injectable drugs.

Cost of Revenues4

Cost of revenues were RMB150.4 million (US$20.7 million), an increase of 43.9% from RMB104.5 million in the second quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime and Wuhan Miracle. Cost of revenues included share-based compensation expenses of RMB0.4 million (US$0.1 million) during the second quarter of 2023, compared with RMB2.7 million in the corresponding period of 2022.

•	Cost of services and others were RMB106.5 million (US$14.7 million), an increase of 54.4% from RMB69.0 million in the second quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime. Cost of services and others included share-based compensation expenses of RMB0.4 million (US$0.1 million) during the second quarter of 2023, compared with RMB2.7 million in the corresponding period of 2022.

•	Cost of medical products sold and maintenance services were RMB43.9 million (US$6.0 million), an increase of 23.6% from RMB35.5 million in the second quarter of 2022. The increase was primarily due to an increase in costs associated with Wuhan Miracle.

3 In the first half of 2023, in light of the better monitoring business development of upstream supply chain, the Company grouped the revenue generated from sales of injectable drugs and sales of equipment and maintenance services into one line item, which is renamed as sales of medical products and maintenance services.

The sale of injectable drugs was previously reported in line item of information services and others. The information services and others for prior periods and the first half of 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are RMB9.0 million for the second quarter of 2023, RMB6.2 million for the second quarter of 2022, RMB16.6 million for the first six months of 2023, and RMB10.7 million for the first six months of 2022.

4 In the first half of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for prior periods and the first half of 2022 have also been retrospectively reclassified.

Operating Expenses

Total operating expenses were RMB282.4 million (US$38.9 million), an increase of 14.5% from RMB246.6 million in the second quarter of 2022.

•	Sales and marketing expenses were RMB137.9 million (US$19.0 million), an increase of 13.3% from RMB121.7 million in the second quarter of 2022. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities. Sales and marketing expenses for the second quarter of 2023 included share-based compensation expenses of RMB0.8 million (US$0.1 million), compared with RMB2.2 million in the corresponding period of 2022.

•	General and administrative expenses were RMB92.3 million (US$12.7 million), an increase of 49.4% from RMB61.8 million in the second quarter of 2022. The increase was due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses for the second quarter of 2023 included share-based compensation expenses of RMB15.5 million (US$2.1 million), compared with RMB2.2 million in the corresponding period of 2022.

•	Research and development expenses were RMB52.1 million (US$7.2 million), a decrease of 17.4% from RMB63.1 million in the second quarter of 2022. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses for the second quarter of 2023 included share-based compensation expenses of RMB1.3 million (US$0.2 million), compared with RMB2.5 million in the corresponding period of 2022.

Income Tax Benefits

Income tax benefits were RMB0.8 million (US$0.1 million), compared with income tax benefits RMB0.1 million in the same period of 2022.

Net Loss Attributable to So-Young International Inc.

Net loss attributable to So-Young International Inc. was RMB2.6 million (US$0.4 million), compared with a net loss attributable to So-Young International Inc. of RMB32.3 million in the second quarter of 2022.

Non-GAAP Net Income/(Loss) Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc. was RMB15.5 million (US$2.1 million), compared with RMB22.7 million non-GAAP net loss attributable to So-Young International Inc. in the same period of 2022.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were RMB0.02 (US$0.00) and RMB0.02 (US$0.00), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.30 and RMB0.30, respectively, in the same period of 2022.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of June 30, 2023, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,536.5 million (US$211.9 million), compared with RMB1,585.3 million as of December 31, 2022.

Business Outlook

For the third quarter of 2023, So-Young expects total revenues to be between RMB380.0 million (US$52.4 million) and RMB400.0 million (US$55.2 million), representing a 17.5% to 23.7% increase from the same period in 2022. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP (loss)/income from operations and non-GAAP net (loss)/income attributable to So-Young International Inc. by excluding share-based compensation expenses from (loss)/income from operations and net (loss)/income attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Monday, August 21, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, August 28, 2023. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	2864127

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	694,420	758,711	104,631
Restricted cash and term deposits	14,908	15,272	2,106
Trade receivables	36,006	55,394	7,639
Inventories, net	120,480	123,020	16,965
Receivables from online payment platforms	14,787	18,442	2,543
Amounts due from related parties	33,382	21,426	2,955
Term deposits and short-term investments	875,955	762,516	105,156
Prepayment and other current assets	126,889	152,636	21,049
Total current assets	1,916,827	1,907,417	263,044
Non-current assets:
Long-term investments	227,959	251,709	34,712
Intangible assets	169,280	156,821	21,627
Goodwill	540,693	540,693	74,565
Property and equipment, net	116,184	115,318	15,903
Deferred tax assets	64,739	64,059	8,834
Operating lease right-of-use assets	62,898	48,092	6,632
Other non-current assets	99,293	79,942	11,025
Total non-current assets	1,281,046	1,256,634	173,298
Total assets	3,197,873	3,164,051	436,342

Liabilities
Current liabilities:
Taxes payable	74,580	60,108	8,289
Contract liabilities	110,159	106,933	14,747
Salary and welfare payables	72,532	72,850	10,046
Amounts due to related parties	5,895	413	57
Accrued expenses and other current liabilities	224,589	303,449	41,848
Operating lease liabilities-current	50,285	45,224	6,237
Total current liabilities	538,040	588,977	81,224
Non-current liabilities:
Operating lease liabilities-non current	20,972	6,674	920
Deferred tax liabilities	30,993	27,540	3,798
Other non-current liabilities	—	1,021	141
Total non-current liabilities	51,965	35,235	4,859
Total liabilities	590,005	624,212	86,083

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2022	2023	2023
	RMB	RMB	US$
Shareholders’ equity
Treasury stock	(232,835)	(351,639)	(48,493)
Class A Ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, 73,364,515 and 63,772,201 shares issued and outstanding as of June 30, 2023, respectively)	236	237	32
Class B Ordinary shares (US$0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and June 30, 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	37	37	5
Additional paid-in capital	3,043,971	3,071,370	423,561
Statutory reserves	29,027	29,027	4,003
Accumulated deficit	(346,618)	(361,144)	(49,804)
Accumulated other comprehensive income	4,107	37,328	5,148
Total So-Young International Inc. shareholders’ equity	2,497,925	2,425,216	334,452
Non-controlling interests	109,943	114,623	15,807
Total shareholders’ equity	2,607,868	2,539,839	350,259
Total liabilities and shareholders’ equity	3,197,873	3,164,051	436,342

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information services and others	213,111	298,879	41,217	408,145	509,163	70,217
Reservation services	30,616	26,903	3,710	72,969	56,584	7,803
Sales of medical products and maintenance services	65,352	86,284	11,899	128,311	156,422	21,571
Total revenues	309,079	412,066	56,826	609,425	722,169	99,591
Cost of revenues:
Cost of services and others	(68,989)	(106,519)	(14,690)	(139,923)	(188,019)	(25,929)
Cost of medical products sold and maintenance services	(35,490)	(43,859)	(6,048)	(71,139)	(76,080)	(10,492)
Total cost of revenues	(104,479)	(150,378)	(20,738)	(211,062)	(264,099)	(36,421)
Gross profit	204,600	261,688	36,088	398,363	458,070	63,170
Operating expenses:
Sales and marketing expenses	(121,740)	(137,921)	(19,020)	(248,953)	(250,432)	(34,537)
General and administrative expenses	(61,794)	(92,341)	(12,734)	(127,186)	(153,855)	(21,218)
Research and development expenses	(63,089)	(52,141)	(7,191)	(142,023)	(107,934)	(14,885)
Total operating expenses	(246,623)	(282,403)	(38,945)	(518,162)	(512,221)	(70,640)
Loss from operations	(42,023)	(20,715)	(2,857)	(119,799)	(54,151)	(7,470)
Other income/(expenses):
Investment income	1,068	3,370	465	3,504	10,222	1,410
Interest income	5,347	13,966	1,926	8,546	25,893	3,571
Exchange losses	(600)	(1,579)	(218)	(539)	(1,154)	(159)
Share of losses of equity method investee	(833)	(3,699)	(510)	(1,902)	(6,870)	(947)
Others, net	4,425	6,562	905	8,381	8,587	1,184
Loss before tax	(32,616)	(2,095)	(289)	(101,809)	(17,473)	(2,411)
Income tax benefits	55	785	108	2,056	5,049	696
Net loss	(32,561)	(1,310)	(181)	(99,753)	(12,424)	(1,715)
Net loss/(income) attributable to noncontrolling interests	265	(1,268)	(175)	616	(2,102)	(290)
Net loss attributable to So-Young International Inc.	(32,296)	(2,578)	(356)	(99,137)	(14,526)	(2,005)

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net loss per ordinary share
Net loss per ordinary share attributable to ordinary shareholder - basic	(0.39)	(0.03)	(0.00)	(1.20)	(0.18)	(0.02)
Net loss per ordinary share attributable to ordinary shareholder - diluted	(0.39)	(0.03)	(0.00)	(1.20)	(0.18)	(0.02)
Net loss per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	(0.30)	(0.02)	(0.00)	(0.92)	(0.14)	(0.02)
Net loss per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	(0.30)	(0.02)	(0.00)	(0.92)	(0.14)	(0.02)
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,709,017	77,310,426	77,310,426	82,394,496	78,580,369	78,580,369
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	82,709,017	77,310,426	77,310,426	82,394,496	78,580,369	78,580,369

Share-based compensation expenses included in:
Cost of services and others	(2,662)	(412)	(57)	(5,296)	(1,217)	(168)
Sales and marketing expenses	(2,236)	(823)	(113)	(5,672)	(2,317)	(320)
General and administrative expenses	(2,249)	(15,546)	(2,144)	(10,163)	(21,564)	(2,974)
Research and development expenses	(2,478)	(1,305)	(180)	(7,070)	(2,182)	(301)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$	RMB	RMB	US$
GAAP loss from operations	(42,023)	(20,715)	(2,857)	(119,799)	(54,151)	(7,470)
Add back: Share-based compensation expenses	9,625	18,086	2,494	28,201	27,280	3,763
Non-GAAP loss from operations	(32,398)	(2,629)	(363)	(91,598)	(26,871)	(3,707)

GAAP net loss attributable to So-Young International Inc.	(32,296)	(2,578)	(356)	(99,137)	(14,526)	(2,005)
Add back: Share-based compensation expenses	9,625	18,086	2,494	28,201	27,280	3,763
Non-GAAP net (loss)/income attributable to So-Young International Inc.	(22,671)	15,508	2,138	(70,936)	12,754	1,758